September 29, 2014

VIA EDGAR

Securities and Exchange

Commission Division of Corporation

Finance 100 F Street, N.E.

Washington, D.C. 20549

Re:	Atento S.A.
Registration Statement on Form F-1
Registration File No. 333-195611

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Atento S.A. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4 p.m. (New York City time) on October 1, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 5,850 copies of the Company’s preliminary prospectus dated September 12, 2014 through the date hereof to underwriters, dealers, institutions and others.

We will, and we have been informed by the participating underwriters that they will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Bryce A. Factor
Name:	Bryce A. Facktor
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ali Azim
Name:	Ali Azim
Title:	Managing Director

ITAÚ BBA USA SECURITIES, INC.

By:	/s/ Julie Chen McClanan
Name:	Julie Chen McClanan
Title:	Chief Operational Officer

/s/ Steven Hurwtiz
Name:	Steven Hurwitz
Title:	Chief Compliance Officer

[Signature Page to Underwriters’ Acceleration Letter]